DSM Press Release

820-3120

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Inte[redacted]

09045175

Shanghai (PRC) / Heerlen (NL), 9 January 2009

DSM China Campus opening marks the start of a new era for DSM's sustainable development in China

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces the opening of its DSM China Campus in the Zhangjiang Hi-Tech Park in Pudong New Area, Shanghai. The Campus will advance local research and development competence and as it is one of the first LEED Gold-certified buildings in China, it will become a symbol of DSM's sustainable development in China.

As DSM China's regional headquarters, the opening of DSM China Campus marks a new phase of development and innovation in China for DSM. The DSM China Campus contains all DSM Shanghai offices, as well as several business groups and the DSM China R&D Centre. The Campus is DSM's largest and most important research facility outside Europe and the USA, and is intended to act as an incubator for DSM's local innovation competence.

Jan Zuidam, Deputy Chairman of the DSM Managing Board, said: *"We know China not only as a market and a production base, but also as a strategic starting point for research and development. In DSM's accelerated vision 2010 with focus on Life Sciences and Materials Sciences China plays an important role regarding growth and innovation."*

LEED Gold Certified Building

The new campus has a total floor area of 26,000 sqm and has space for more than 600 employees. DSM has implemented the requirements of LEED Gold certification in the whole process of design and operation, such as location selection, transportation, water and energy saving, indoor environmental quality, renewable and locally available building and decoration materials, waste and recycling during construction and daily operation, enabling the campus to be one of the first buildings in China with LEED Gold certification.

DSM China President Dr Jiang Weiming said: *"As one of the most sustainable companies in our sector, we are committed to great achievements in sustainable development. We have been among the leaders in the Chemical Industry section of the Dow Jones Sustainability Index for five years in a row. The environmental design standards we have adopted for the campus embody our consistent excellence in sustainable development. We are responsible for providing a healthy and safe 'green home' for our employees, and I believe it will be a new start for our contribution to sustainable development in the fields of Life Sciences and Materials Sciences in China."*

LEED

The Leadership in Energy and Environmental Design (LEED) rating system is a voluntary, consensus-based standard for developing high-performance sustainable buildings. The system was developed by the US Green Building Council (USGBC) (www.usgbc.org). The USGBC LEED initiative is supported by an alliance of member organizations from every sector of the building industry. It works to promote buildings that are environmentally responsible and healthy to live and work.

PROCESSED
JAN 28 2009
THOMSON REUTERS

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DSM in China
DSM began trading with China in 1963. Today, DSM has been investing in China for over a decade. DSM is currently involved in 9 joint ventures, 16 wholly-owned foreign enterprises, 2 branch companies and 5 branch offices in China, employing nearly 4,000 people. DSM's business is growing healthily and steadily in China, with revenue of nearly USD 1 billion in 2007. In addition, we are dedicated to our local talent and will continue our commitment to China's sustainable development initiative. More information: www.dsm.com.cn

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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